Exhibit 99.1
Earnings Conference Call 1Q 22

Disclaimer 2 This presentation contains what are considered “forward - looking statements,” as defined in Section 27 A of the 1933 Securities Act and Section 21 E of the 1934 Securities Exchange Act, as amended .. Some of these forward - looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates .. The forward - looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results .. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties .. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties .. There is no guarantee that the expected events, trends or results will actually occur .. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors .. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations .. Suzano does not undertake any obligation to update any such forward - looking statements as a result of new information, future events or otherwise, except as expressly required by law .. All forward - looking statements in this presentation are covered in their entirety by this disclaimer .. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS .. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies .. We provide these indicators because we use them as measurements of Suzano's performance ; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS ..

HIGHLIGHTS

Consistent cash generation despite cost pressures and stronger BRL

Sales Volume

Pulp
2.4 million tons
(vs. 2.7 million tons in 1Q21 and 4Q21)

Paper[1]:
280 thousand tons
(vs. 264 thousand tons in 1Q21 and 338 thousand tons in 4Q21)

Pulp Inventory:
In line with 4Q21

Operating Performance

Adjusted EBITDA:
R$5.1 bi
(vs. R$4.9 billion in 1Q21 and R$6.4 billion in 4Q21)

Operating Cash Generation[2]:
R$3.9 bi
(as of 1Q21 and R$4.8 billion in 4Q21)

Cash cost ex-downtimes:
R$868/ton
(vs. R$623/ton in 1Q21 and R$747/ton in 4Q21)

Financial Management

Liquidity:
US$5.3 bi
(vs. US$2.4 billion in 1Q21 and US$5.1 billion in 4Q21)

Net debt:
US$10.5 bi
(vs. US$11.6 billion in 1Q21 and US$10.4 billion in 4Q21)

Leverage[3]:
2.4x in US$
(vs. 3.8x in US$ in 1Q21 and 2.4x in US$ in 4Q21)

ESG

Climate Change Policy NEW

New Board of Directors Composition:

- **30% gender diversity**
- **+50% independent members**

[1]Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Net Debt / Adjusted EBITDA in the last twelve months.

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PAPER AND PACKAGING BUSINESS Paper Sales¹ (‘000 tons) 1Q21 4Q21 1Q22 Exports Local 176 242 187 88 96 93 820 368 LTM 1Q22 264 338 280 1,188 Average Net Price (R$/ ton ) 1Q21 4Q21 1Q22 LTM 1Q22 Paper Adjusted EBITDA 2 4,192 4,866 5,349 4,835 1Q21 4Q21 1Q22 LTM 1Q22 1,412 1,634 1,873 1,715 373 552 525 New record in EBITDA/ton due to growth in sales volume and price increases 4 2,038 R$ MM R$/ ton ¹ Excluding Consumer Goods .. | ² Excluding impact of Management LTI .. 1Q21: - R$ 57/ ton ; 4Q21: R$ 27/ ton ; 1Q22: R$ 9/ ton

PULP BUSINESS Sales volume (‘000 ton) 1Q21 4Q21 1Q22 LTM 1Q22 Average Net Price – Export Market (/ ton ) 1Q21 4Q21 1Q22 LTM 1Q22 Adjusted EBITDA and EBITDA Margin (%) 21,533 10,314 2,722 2,382 2,653 US$ BRL 4,466 5,755 4,560 1Q21 4Q21 1Q22 LTM 1Q22 Average FX R$5.47 R$5.58 R$5.23 R$5.34 Price evolution with volumes impacted by planned downtimes and low inventories 5 59% 57% 61% 60% R$ MM R$/ ton Margin % 2,913 3,519 3,345 3,417 1,683 2,114 1,915 2,088 641 532 630 639

PULP BUSINESS Pulp Cash Cost – 1Q 22 vs. 4Q21 ( ex - downtime – R$/ ton ) Pulp Cash Cost – 1Q22 vs. 1Q21 ( ex - downtime – R$/ ton ) 6 312 335 312 154 407 179 (54) 4Q21 Input 72 (1) Wood 26 Fixed Cost 24 Energy FX (31) 1Q22 747 868 0 270 253 154 312 140 407 179 Wood 39 1Q21 (40) 1Q22 42 Fixed Cost FX Input 9 Energy 3 (31) 623 868 Inputs continue to print the main pressure on cash cost, also affected by scheduled downtimes Commodity price effect : R$ 54 / ton Commodity price effect : R$ 140 / ton Energy Fixed Cost Input Wood FX Δ Δ Δ Δ Δ Δ Δ Δ

CERRADO PROJECT 7 7 9% Progress reflects the position up to 03/31/2022. | Inside the fence includes investments in industry and infra structure .. Physical progress (%) Inside - the - fence 10 43 82 100 Dec 2021 Dec 2022 Dec 2023 2H24 Financial Progress (%) Inside - the - fence

4.0 0.5 0.4 0.7 2.2 2.2 8.6 1.3 FINANCIAL MANAGEMENT Net Debt (US$ billion ) Net debt stability despite dividend payout and higher CAPEX 8 3.9 2.5 2.1 3.8 2.4 2.4 Dec /21 Mar/21 Mar /22 In R$ In US$ ¹CETIP calculation methodology considers FX D - 1 R$ 4.74 | 2 It considers amounts related to derivative adjustments,, payment of dividends, IR/CS, among others. Amortization Schedule¹ (US$ billion ) Cash on hand (76% in US$) Stand - by facilities Leverage ( multiples ) Average Cost (in US$): 4.4% p.a .. Average term : 87 months Liquidity 1Q22 9M22 2023 2024 2025 2027 onwards 2026 5.3 0.2 0.3 Adjusted EBITDA Dividends Payment 0.5 Net debt Dec 2021 - 1.0 Total Capex - 0.2 0.1 Accrued Net Interest Others2 Net Debt Mar 2022 10.4 10.5 Δ Working Capital

FINANCIAL MANAGEMENT Hedging policy shows consistency for FX risk management 9 Cash Flow Hedging Hedging Cerrado P roject 03/31/2021: 03/31/2022: 5.00 5.73 Put / Call Put / Call 5.52 6.54 03/31/2022: Put / Call 6.03 7.58 Portfolio Average 57 % FX gap coverage 29 % FX gap coverage MTM – Cash Flow (ZCC) 4Q21 1Q 22 - 0.2 bn +2.3 bn +2.5 bn Cash effect : +0.2 bn Result : +2.7 bn FX @ 5.58 4.74 Notional (USD MM) 1,947 1,709 516 79 2023 9M22 2024 Cash Flow Hedging Cerrado Project – Hedging Program Current portfolio Cash Flow Hedging and Cerrado Project Hedging Program (ZCC) (R$)

FINANCIAL MANAGEMENT CAPEX - Update 10 10 Maintenance 1.2 Land and Forests 0.1 Expansion, Modernization, Terminals and others 0.1 Cerrado Project 1.2 R$2.6 Bn 1Q22 (R$ billion ) Maintenance 5.0 Land and Forests 0.6 Expansion, Modernization, Port Terminals and Others 0.7 Cerrado Project 7.3 2022 (R$ billion ) R$13.6 Bn Capex guidance 2022 does not includes the purchase agreement disclosed through Material Fact on 04/28/2022, given the pending approval at the EGM and CADE.

PURCHASE AGREEMENT

Parkia

suzano

Acquisition of 12 companies that own:

206k ha of land

(BA/ES/MS/SP)

Existing forest partnership with Suzano

(~US$50 million/year up to 2038)

Transaction Rationale:

- Areas became strategic for Suzano S.A. (post-merger)
- More efficient cost of capital

Be **"Best-in-Class"** in the **Total Pulp Cost** vision

Maintain **relevance in Pulp**, through good projects

Total amount:

US$667 million

Disbursement schedule:

~50% after EGM/CADE approval

~50% remaining after one year

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DIVIDENDS AND BUYBACK PROGRAM Favorable cycle enables shareholders compensation while preserving financial discipline 12 12 R$1.0 bn R$1.8 bn Record Date: 01 /18/2022 Distribution¹: 01 /27/2022 Value per share : R$0.74 Record Date: 05/05/2022 Distribution¹: 05 /13/2022 Value per share : R$0.59 R$0.8 bn Total: ¹ Distribution date in Brazil | ² Reflect the free - float in 03/31/2022. Share Buyback Program Authorized Volume: Up to 20 million shares % Free - float : Up to 2.8%² Tenor: Up to 18 months

Takeaways 1Q22 13 ⚫ Solid cash generation despite stronger BRL and cost pressure from commodities ⚫ Cash flow hedging policy shows consistency in exchange risk management ⚫ Price environment not yet fully reflected in the results ⚫ Cerrado Project: “ on time and on budget” ⚫ Continuous progress on ESG agenda Save the date 2 nd ESG Call June 23 rd 2022

Q&A 1Q 22 Investor Relations www.suzano.com.br/ri ri@suzano.com